# D a n  C a r l s o n

15    Bonair    St,    Somerville,    MA    02145

dan@redemptionrock.beer          617 / 688 0469

## Summary and Qualifications

Experienced professional in **marketing** and **public relations**, particularly skilled in strategy and content marketing.

Strong understanding of the craft beer industry and local markets, driven by **leveraging volunteer opportunities**, extensive networking, and a passion for the product.

Effective at working in a fast-moving, flexible **start up environment** with a large degree of autonomy and responsibility.

## Professional Experience

### Resilient Systems, Content Marketing Manager — Cambridge, MA — 2014 - Present

· Oversee company's content strategy, development, distribution, and optimization – including company blog, e-books and white papers, sales enablement tools, product and company collateral, email campaigns, video, etc.
· Develop and execute company's lead-gen and demand-gen inbound marketing campaigns.
· Managed two major website re-design projects, including mapping out key objectives, assigning roles and responsibilities to team members, developing website copy and content, and facilitating management review and approvals.
· Continue to manage website on day-to-day basis.
· Develop executive communications, including keynote presentations, board presentations, and executive emails to customers, partners, and employees.
· Monitor, assess, and report on key marketing metrics to team leaders and company executives.
· Contribute to company's public relations strategy and efforts.

### Corporate Ink Integrated Marketing & PR, Account Executive — Newton, MA — 2010 - 2014

· Developed, coordinated, and executed content-based marketing campaigns to support lead-gen efforts, establish a position of industry thought leadership, and increase brand awareness.
· Created compelling, actionable content – including press releases, blog posts, newsletters, white papers, eBooks, bylines, market briefs, SlideShare presentations, and social media posts.
· Proactively secured meaningful coverage in key business publications and supported clients at major industry events by securing speaking opportunities and coordinating on-site media interviews.

## Education

### Northeastern University — Boston, MA — 2005 - 2010

Bachelor of Art in Journalism
Minor in Business
Northeastern News Reporter